UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2010

Commission File Number: 000-29634

FUNDTECH LTD.
(Translation of registrant's name into English)

10 HAMADA STREET, 5THFLOOR, HERZLIYA, ISRAEL 46140
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________.

In compliance with the regulations promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”), on November 16, 2010, Fundtech Ltd. (“Fundtech” or the “Company”) published a notice in Israeli newspapers that its annual general meeting of shareholders (the “Meeting”) will be held at the Company’s offices, located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, on December 21, 2010 at 9:00 a.m. local time and that the record date for the determination of the holders of Fundtech’s Ordinary Shares, nominal value NIS 0.01 per share (“Ordinary Shares”) entitled to notice of the Meeting and to vote at the Meeting is November 18, 2010. At the Meeting the Company’s shareholders will be asked to vote on the following:

1.           To elect eight (8) nominees to the Board of Directors of the Company, six of whom will, if elected, each serve until his or her respective successor is elected and qualified at the next annual general meeting of the Company’s shareholders, and the remaining two of whom— Robert Cobuzzi and Gerald Dogon- will, if elected, serve for a fixed term of three years as external directors of the Company pursuant to the Companies Law.

2.           To approve an amendment to the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”) to increase the aggregate number of Ordinary Shares that are reserved for issuance under such 2005 Stock Plans, upon both grants of restricted Ordinary Shares and exercise of options which may be granted pursuant to such 2005 Stock Plans.

3.           To approve cash and equity compensation in respect of services provided to the Company by Mr. Avi Fischer as Chairman of the Board of Directors of the Company, to be paid and granted (respectively) to the Company’s majority shareholder, Clal Industries and Investments Ltd., as assignee of Mr. Fischer.

4.           To approve the grant to non-employee directors of the Company, including to the Company’s external directors but excluding the Chairman of the Board of Directors, of restricted Ordinary Shares of the Company.

5.           To approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company.

6.           To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2010 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors.

7.           To act upon such other matters as may properly come before the Meeting or any adjournment or adjournments thereof.

On or about November 19, 2010, Fundtech will send to its shareholders formal notice of the Meeting and a related proxy statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDTECH LTD.

Date: November 16, 2010	By:	/s/ Joseph J. Aulenti
Name: Joseph J. Aulenti
Title: Executive Vice President, General Counsel and Secretary